SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

TO BE FILED ANNUALLY PRIOR TO MARCH 1

ALPENA POWER RESOURCES, LTD.

(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Claimant ALPENA POWER RESOURCES, LTD., is a holding company, a Michigan corporation, incorporated and organized in 2000, which became a holding company on January 2, 2001, and which holds an interest in the following subsidiaries each of which is organized under the laws of the State of Michigan:

(a) Alpena Power Company, a Michigan corporation, a public electric utility;

(b) West Dock Properties, LLC, a Michigan limited liability company, owner of real and personal property;

(c) Sunrise Side Energy, LLC, a Michigan limited liability company, owner of a 50% membership interest in an electric generation company, Alpena Power Generation, L.L.C.

(d) Alpena Power Generation, L.L.C., a Michigan limited liability company, owner and operator of four electric power generating facilities utilizing diesel engine generators, which generates electric power sold at wholesale only.

The business address of the Claimant and each of its subsidiaries is:

310 N. Second Avenue

Alpena, Michigan 49707

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver of receive electric energy or gas at the borders of such State.

(a) Claimant (Alpena Power Resources, Ltd.).

The properties of the claimant used for the generation, transmission, or distribution of electric energy for sale consist of all of the issued and outstanding common stock of Alpena Power Company; a 100% membership interest in West Dock Properties, LLC; and a 100% membership interest in Sunrise Side Energy, LLC.

(b) Subsidiary (Alpena Power Company).

All of Alpena Power Company properties are located within the State of Michigan. Alpena Power Company provides retail electric services to approximately 16,000 customers in parts of four counties in Northeastern Lower Michigan.

Alpena Power Company owns no electric generating plants. Alpena Power Company owns approximately 13 circuit miles of 138 kV radial lines that run to two substations and from one of those substations on to one large industrial customer. Alpena Power Company owns approximately 68 circuit miles of 34.5 kV lines which, after transformation at 15 substations, connect to distribution lines with nominal voltages below 34.5 kV or to individual customers. All of Alpena Power Company’s facilities used for the transmission of electricity, including the 138 kV lines, 34.5 kV lines, associated facilities, and all retail meter facilities, have been classified as local distribution facilities by the Michigan Public Service Commission.

Alpena Power Company owns several parcels of real property utilized for office and operational facilities.

(c) Subsidiary (West dock Properties, LLC)

West Dock Properties, LLC, among its other holdings, owns three parcels of real property (with buildings thereon) in Alpena County, Michigan, which are leased to Alpena Power Generation, LLC for the housing of diesel generators. See 2(d) below.

(d) Subsidiary (Alpena Power Generation, L.L.C.)

All of Alpena Power Generation, L.L.C.’s property and facilities are located within the State of Michigan. Alpena Power Generation, L.L.C. has four diesel powered electric generating sites as follows:

Site/Location	Engines Number/Capacity	Total Site Capacity

Calcite Rogers City, Michigan	10 Caterpillar diesel engines @ 1.825 MW each	18.25 MW

Rockport Alpena, Michigan	5 Caterpillar diesel engines @ 1.825 MW each	9.125 MW

Long Lake Alpena, Michigan	5 Cummins diesel engines @ 1.8 MW each	9 MW

Lake Winyah Alpena, Michigan	10 Caterpillar diesel engines @ 1.825 MW each	18.25 MW

3. The following information for calendar year 2003 with respect to claimant and each of its subsidiary public utility companies:

		Claimant	Alpena Power Company	Alpena Power Generation, L.L.C.

(a)	Number of kWh of electric energy sold (at retail or wholesale)	None	309,163,136 (retail)	1,100,401 (wholesale)

(b)	Number of kWh of electric energy distributed outside of Michigan	None	None	None

(c)	Number of kWh of electric energy sold at wholesale outside of Michigan or at Michigan state line	None	None	None

(d)	Number of kWh of electric energy purchased outside of Michigan or at the Michigan state line	None	None	None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of Alpena Power Resources, Ltd. and its subsidiary companies for the calendar year ending December 31, 2003, together with a consolidating balance sheet of Alpena Power Resources, Ltd. and its subsidiary companies as of December 31, 2003, is attached hereto as Exhibit A and incorporated herein by reference.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

There are no EWG or foreign utility companies related to any of the associated companies in the holding company system.

The above named claimant has caused this statement to be fully executed on its behalf by its authorized officer on the 16th day of February, 2004.

ALPENA POWER RESOURCES, LTD. (Name of claimant)

By:	/s/ Steven K. Mitchell
Steven K. Mitchell Executive Vice President/Treasurer

Corporate Seal

Attest:

/s/ Mary Ann Pernie
Mary Ann Pernie Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven K. Mitchell

Executive Vice President/Treasurer

310 N. Second Avenue

Alpena, MI 49707

Alpena Power Resources, Ltd and Subsidiaries	Exhibit A
Consolidating Statement of Income	Page 1 of 3
For the Year Ending 12/31/2003

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
Operating Revenues
Utility		21,076,752			-752	21,076,000
Rents				361,259	-6,000	355,259
Royalties				106,603		106,603

Total Operating Revenues	0	21,076,752	0	467,862	-6,752	21,537,862

Operating Expenses
Purchased Power		12,089,272				12,089,272
Other Operation		3,345,967		56,970	-16,732	3,386,205
Maintenance		575,748		2,029		577,777
Depreciation and Amortization		1,275,527		184,122		1,459,649
Property and Other Taxes		879,915		35,660		915,575

Total Operating Expenses	0	18,166,429	0	278,781	-16,732	18,428,478

Operating Income	0	2,910,323	0	189,081	9,980	3,109,384

Other Income (Deductions)	1,083,902	109,959	-271,825	14,779	-1,258,809	-321,994

Interest Charges	7,650	951,194	53,801	87,115	-105,495	994,265

Income Before Income Taxes	1,076,252	2,069,088	-325,626	116,745	-1,143,334	1,793,125

Income Taxes	-78,824	716,873				638,049

Net Income	1,155,076	1,352,215	-325,626	116,745	-1,143,334	1,155,076

Cash Dividends on Preferred Stock		59,309				59,309

Earnings on Common Stock	1,155,076	1,292,906	-325,626	116,745	-1,143,334	1,095,767

Alpena Power Resources, Ltd and Subsidiaries	Exhibit A
Consolidating Statement of Retained Earnings	Page 2 of 3
For the Year Ending 12/31/2003

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
RETAINED EARNINGS
Balance at December 31, 2002	7,186,324	6,671,723	-462,674	335,271	-6,544,320	7,186,324

Total Comprehensive Income	1,173,913	1,371,052	-325,626	116,745	-1,162,171	1,173,913
Cash Dividends
Common	-509,307	-543,261	0	0	543,261	-509,307
Preferred	-59,309	-59,309	0	0	59,309	-59,309

Balance at December 31, 2003	7,791,621	7,440,205	-788,300	452,016	-7,103,921	7,791,621

Reconciliation of Net Income to Total Comprehensive Income

Net Income	1,155,076	1,333,013	-222,112	188,731	-1,299,632	1,155,076

Unrealized gains (losses) on securities	3,780	3,780	0	0	-3,780	3,780
Related tax benefit (expense)	-1,285	-1,285	0	0	1,285	-1,285
Minimum pension liability	24,761	24,761	0	0	-24,761	24,761
Related tax (benefit) expense	-8,419	-8,419	0	0	8,419	-8,419

Total Comprehensive Income	1,173,913	1,351,850	-222,112	188,731	-1,318,469	1,173,913

Alpena Power Resources, Ltd and Subsidiaries Consolidating Balance Sheet December 31, 2003	Exhibit A Page 3 of 3

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
ASSETS
Property & Investments
Electric utility property, at cost		40,865,312				40,865,312
Non utility property, at cost	64,319	190,734	380	3,191,250		3,446,683

	64,319	41,056,046	380	3,191,250	0	44,311,995
Less accumulated depreciation and amort	38,591	15,688,492	228	777,266		16,504,577

	25,728	25,367,554	152	2,413,984	0	27,807,418
Construction work in progress		532,013				532,013

	25,728	25,899,567	152	2,413,984	0	28,339,431
Investment in Subsidiaries	10,795,801		-1,192,023		-10,795,801	-1,192,023
Other Investments	250,000	27,749		553,800		831,549

Total Property and Investments	11,071,529	25,927,316	-1,191,871	2,967,784	-10,795,801	27,978,957

Current Assets
Cash	99,107	34,212		13,501		146,820
Accounts Receivable-Net	1,252	1,522,392		14,475	-2,631	1,535,488
Notes Receivable	727,077	2,706,338	1,316,436		-3,433,415	1,316,436
Dividends Receivable	135,815				-135,815	0
Federal Taxes Receivable	-92,272				92,272	0
Accrued Unbilled Revenues		826,811				826,811
Inventories		110,948				110,948
Prepaid Expenses		609,590		27,195		636,785
Deferred Federal Taxes		71,191				71,191
Other		1,528				1,528

Total Current Assets	870,979	5,883,010	1,316,436	55,171	-3,479,589	4,646,007

Other Assets
Deferred Debits		92,954				92,954
Goodwill			627,816			627,816
Deferred Federal Taxes		1,946,778				1,946,778
Regulatory Assets		413,947				413,947

Total Other Assets	0	2,453,679	627,816	0	0	3,081,495

Total Assets	11,942,508	34,264,005	752,381	3,022,955	-14,275,390	35,706,459

CAPITALIZATION AND LIABILITIES

Capitalization
Preferred Stock		608,300				608,300
Common Stock	3,395,380	3,395,380			-3,395,380	3,395,380
Additional Paid-In Capital			17,500	279,000	-296,500	0
Retained Earnings	7,989,977	7,638,561	-788,300	452,016	-7,302,277	7,989,977
Accum Other Comprehensive Income	-198,356	-198,356			198,356	-198,356
Long-Term Debt		9,026,681	82,967	1,883,937	-1,130,000	9,863,585

Total Capitalization	11,187,001	20,470,566	-687,833	2,614,953	-11,925,801	21,658,886

Current Liabilities
Long-Term Debt Due Within One Year		2,330,459	76,347	34,846		2,441,652
Short-Term Notes Payable	595,000	799,252	1,355,015	346,323	-2,303,415	792,175
Accounts Payable	12,722	1,263,442	282	1,945	-1,379	1,277,012
Taxes Accrued, Income and Other	-116,249	275,004		22,681	92,272	273,708
Deferred Federal Taxes		2,460				2,460
Dividends Payable	129,024	195,125			-135,815	188,334
Other Accrued Liabilities	362	594,969	8,570	2,207	-1,252	604,856

Total Current Liabilities	620,859	5,460,711	1,440,214	408,002	-2,349,589	5,580,197

Deferred Credits and Non-Current Liabilities
Deferred Federal Taxes	134,648	3,495,369				3,630,017
Deferred Investment Tax Credit		280,584				280,584
Other Deferred Credits		4,283,787				4,283,787
Regulatory Liabilities		272,988				272,988

Total Def Credits and Non-Current Liab	134,648	8,332,728	0	0	0	8,467,376

Total Capitalization and Liabilities	11,942,508	34,264,005	752,381	3,022,955	-14,275,390	35,706,459